
Elevate.Money
Real estate investing at your fingertips
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INVEST IN **ELEVATE MONEY**

Real Estate Investing at your Fingertips

elevate.money Newport Beach CA

Technology | Fintech & Finance | SaaS | Real Estate

Featured Investors

Investors include

Eric Witherall | Ray Wirta of Sway Ventures | Walter Cruttenden | Brian Niccol | Scott Boras | Todd Gurley | Jeff Cruttenden



Eric Witherall

Syndicate Lead

Commercial real estate appraiser Founder/CEO of Bridgeline Valuation

Invested in Jetoptera, Inc., Jurny and 6 others

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There is a massive housing shortage in this country which has driven up both the rental and sale price of homes. We need new supply! Boxabl has significantly reduced construction costs, however, we still need developers to get those homes out into communities in order to make an impact (and profit😉). This is what Elevate Money's The Future of Housing Fund aims to do.

They have an easy-to-use app/website with a low investment minimum, two factors that are crucial for attracting Millennial investors. Millennial investors present a massive growth opportunity in the wealthtech space.

In addition to investing in the company, I also invested in both of their real estate funds. They have an income focused fund and a growth focused fund. Their platform is transparent, which I very much appreciate as a real estate investor.

Invested $10,000 this round

Highlights

1. Launched the one-of-a-kind Future of Housing Fund with Boxabl to develop modular home communities.
2. 300% avg. account size growth in less than 2 years. Our performance drives additional investments.
3. 200% YOY user growth. 22 consecutive monthly dividend payments with a 6.5% annualized yield.
4. $3.8M previously raised. Backed by founders of Acorns and former CBRE Chairman & CEO.
5. Unique partnership with Boxabl, the $3.3B modular home builder disrupting home construction.
6. CEO Harold Hofer founded Rich Uncles, one of the 1st real estate crowdfunding platforms. Exited '19.
7. Real Estate API, our tech innovation aimed at disrupting traditional wealth management.
8. Designed & built for Millennials, who will control the majority of US wealth within 10 years.

Our Team



Harold Hofer Chief Exectutive Officer

Founded one of the first-ever Real Estate Crowdfunding platform Rich Uncles back in 2012 which grew to $500,000,000 in AUM prior to exit. A lawyer by training with 40+ years of experience in real estate and a pioneer in real estate crowdfunding.



Alex Cruttenden Chief Product Officer

One of the first employees and part of the original product team that designed Acorns, the $2.2B savings & investment app. Currently responsible for Elevate Money's intuitive user flow and millennial-focused design.



Sachin Jhangiani Chief Marketing Officer

After 2 decades, the former Bond Trader for Credit Suisse, Bank of America, and Nomura Securities left Wall Street to help level the playing field and provide all investors access to the same knowledge and opportunities as the wealthy.

Real Estate Investing at your Fingertips


Elevate.Money
We sell fractionalized shares of our managed real estate portfolios.
Start Investing in Real Estate

Our mission is to democratize real estate investing and empower all investors with the ability to build a balanced portfolio and accumulate long-term wealth.


The Opportunity
Millennials will control the majority of US wealth in 10 years.
They invest digitally, choosing Robo-Advisors, not traditional brokerages.
Unlike traditional wealth managers,
$2 Trillion
Robo-Advisor AUM (2027)
$200+ Billion
Private Real Estate - SAM


Robo's do not offer private real estate.
Experts recommend a 10%+ portfolio allocation to real estate
statista.com

Millennials will control the majority of U.S. wealth within 10 years. They are digital natives and invest through online wealth managers (Robo-Advisors), rather than traditional "human" investment firms. The missing ingredient in a Millennial's balanced portfolio is private real estate. Unlike traditional wealth managers, Robo's do not offer alternative investments such as real estate. **This void presents a $200B market opportunity.**


5 Year Projections (Capturing less than 1% of SAM)
AUM Growth
AUM + REVENUE
AUM
Revenue
$900 M
$800 M
$700 M
$600 M
$500 M
$400 M
$300 M
$200 M
$100 M
$0
$22.5 M
$20 M
$17.5 M
$15 M
$12.5 M
$10 M
$7.5 M
$5 M
$2.5 M
$0 M
Year 1
Year 2
Year 3
Year 4
Year 5
Customers = 90k, Revenues = $23M, EBITDA = $7M, AUM = $680M
3

Disclaimer: This slide contains forward looking projections which are not guaranteed.

Elevate Money's 2027 forecast shows 90k customers, $680M in Assets under Management (AUM), $23M in revenue, and $7M in EBITDA, all while capturing **less than 1% of our SAM** (Serviceable Available Market). The opportunity and upside are tremendous.


Progress
YoY User Growth
200%
Avg Account Growth
300%
AUM Revenue Model
9X LTV/CAC
Tech Innovation
Real Estate API for Wealthtech platforms
Product Innovation
Boxabl Partnership (Future of Housing Fund)
Capital Raised
$4M - Seed
Revenue
$275K

Here's what we've done so far.

- Elevate Money launched its first fund to the public in 2022, focused on income-producing commercial properties. Since inception, this fund has declared **monthly dividend payments** with an annualized yield of 6.5%

yield of 6.5%.

- We've seen **200% user growth**, and with **existing customers purchasing 40%** of new shares sold, the average customer **account size is up 300%.**
- The Real Estate API, our **tech innovation aimed at disrupting wealth management,** will enable other digital Wealthtech platforms to add our real estate funds to their offerings menu, just like traditional wealth managers. We in turn benefit by scaling distribution dramatically.
- We've signed a **one-of-a-kind partnership agreement with Boxabl,** the viral $3.3B modular home building company that's on a path to disrupt the multi-trillion-dollar home construction industry.

Elevate Money X Boxabl

Elevate Money and Boxabl have joined forces to launch a revolutionary new real estate investment fund dedicated to the future of housing.

Elevate Money's **Future of Housing Fund** (FOHF), is now open for investment and will bring capital and innovation to the affordable housing sector.


Unlocking the Future of Housing with Elevate Mo...
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KING THE FUTURE OF HOUSING

Elevate Money's FOHF has the first right to purchase a minimum of 10% of Boxabl's monthly production. Boxabl, valued at $3.3 billion, has 63 patent filings protecting its innovation, and has raised over $140m from 50,000+ investors and VC's to fund expansion. Boxabl has already received heavy demand for its "Casita" housing units with a 170,000 waitlist.

> ***"With the upcoming launch of the Future of Housing Fund and our partnership with Boxabl, we will create home communities that are affordable and appealing to all Americans." - Harold Hofer, Elevate Money CEO***


Who is Boxabl?
Boxabl is a modular home builder on a mission to


dramatically reduce housing production cost through factory mass production.
Boxabl's unique advantage is its patented process of building "folded" homes that are highway legal and can be easily shipped and delivered.
BOXABL
Boxabl has raised $140M, including $100M via Crowdfunding. $3.3B = most recent valuation.

Boxabl's patented "folding" process has made houses shippable on a standard truck trailer bed, and the benefits are huge! These include huge automation, scale, and bulk purchasing power, all leading to driving down the cost for the ultimate homeowner.


Boxabl Revolution: This Unbelievable Innovation J...
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BOXABL
REVOLUTION
THIS UNBELIEVABLE INNOVATION
JUST CHANGED EVERYTHING
Watch on YouTube

> *"I can't think of a larger market to disrupt or a product with a bigger potential upside. Building construction is a top 5 industry in the world. A multi-trillion dollar market, and Boxabl's goal is to build a system that can service almost all of it." - Galiano Tiramani, Boxabl founder*

Mission Critical, the Housing Crisis


The Housing Affordability Crisis
The United States is facing a housing affordability crisis affecting millions of Americans. The problem stems from both affordability and availability.
Total housing cost as percent of median income
50%
45%
40%
35%
30%
25%
2020
2021
2022
2023
Our Future of Housing Fund is a solution to the housing crisis

> *"Longstanding research holds that the average household should spend no more than 30 percent of its income on total occupancy costs to maintain affordability. Anything above that threshold indicates*

> *to maintain affordability. Anything above that threshold indicates economic distress." - Urban Land Institute*

The United States is facing a housing affordability crisis. This problem has worsened over the past few years, post-pandemic. The crisis is affecting millions of Americans, making it difficult for them to afford decent housing. The problem stems from both affordability and availability.


Elevate.Money X BOXABL
Invest in the future of housing
NOW OPEN FOR INVESTMENT
BALANCE
$1,631.41
Pending deposits: $100
$1432.23
DEC 1
REAL ESTATE
Boxabl+
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REAL ESTATE
Boxabl+
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REFER FRIENDS
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The Solution

The Future of Housing Fund (FOHF) is raising capital from investors to build affordable housing communities using Boxabl's Casita homes.

The first vision leg is **building the Casitas** (Boxabl), the second leg is **creating affordable communities** with these Casitas (FOHF).

Elevate Money's FOHF offers investors a **unique growth strategy** focused on real estate investment opportunities that positively impact housing in the United States.

Join the Revolution

As Elevate Money partners with Boxabl on the Future of Housing Fund, we are raising capital on Wefunder for customer acquisition and growth.

We invite you to partake in this venture by investing in Elevate Money and helping us create an investment opportunity for all that positively affects the housing crisis in America.

Elevate Money Platform


How It Works
Investors purchase shares in-app (DTC) or via API partnerships (B2B)
Elevate Money App
Direct to Consumer
Real Estate API (coming soon)
Embedded Investing
Pick Your Portfolio
Choose your strategy
Future of Housing Fund
$1000 Min.
GROWTH FOCUSED
BOXABL
iRobo
Your balance is $34,201



Balanced
STNL+
iRobo Balance $34,201
Stocks Performance
iRobo Portfolio $6,526
Real Estate Performance
Elevate.Money REIT I $4,018

In less than 4 minutes, anyone can become a real estate investor.



Elevate Money App - Direct to Consumer
A thoughtful, intuitive, well-engineered investing experience.
$52.17
Properties
$1,631.41
$50
Properties
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Give Elevate Money a Try

Check out Elevate Money's user experience. Visit our website elevate.money or download our app (iOS and Android). In less than 4 minutes, you'll be able to create an account and complete your investment.



Real Estate API - Embedded B2B Product
Our innovative distribution model, enabling domestic & international investing platforms to offer real estate and earn additional revenue.
Robo-Advisor
SDIRA Custodian
Other Wealthtech
Real Estate
API
Elevate REITs
10,000 Shares
PURCHASED
Scale distribution without upfront CAC

The Real Estate API is our first to market tech innovation that is aimed at disrupting wealth management. Traditional wealth managers still have the advantage over their digital counterparts because they have the ability to offer their customers alternative investments such as real estate. The Real Estate API levels the playing field by enabling digital wealth managers with the ability to offer real estate.

The Team

It's rarely about the idea, and mostly about the execution.

Elevate Money was founded by veterans in Real Estate, Wealthtech, and Marketing. Our team is well seasoned, diverse, and has a proven track record of building brands.


Meet the Minds Behind Elevate Money!
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MEET THE FOUNDERS
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Harold Hofer founded one of the first-ever real estate crowdfunding platform and grew AUM to $500,000,000 before a successful exit.

Alex Cruttenden was one of the first hires at his family's company Acorns, and part of the product team that designed one of the most successful fintech apps in history.

Sachin Jhangiani is a Wall Street veteran and founder of a digital marketing agency who has mastered the art of messaging and communication.


Advisors
Jeff Cruttenden
Acorns & Say - Founder
Eli Broverman
Betterment - Founder
Luke Morris
CREXI - Founder
Shane Boras
Investor, Entrepreneur
Jean Ho
Rich Uncles - COO
Daryl Carter
Real Estate Executive
Bijan Moshayedi
Real Estate Entrepreneur
Laurielle Russell
Google - Marketing
Investors
Ray Wirta
CBRE - ex-CEO & Chairman
Brian Niccol
Chipotle - CEO
Walter Cruttenden
Acorns - Founder & Chairman
Scott Boras
#1 Sports Agent
Todd Gurley
NFL Running Back
& more

We've also assembled an advisory team that has proven expertise in Elevate Money's core competencies of real estate, fintech apps, and marketing. Our advisors include founders of fintech platforms Acorns, Betterment, and CREXI.


How Todd Gurley is Helping Elevate Money to the Next Level!
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TODD GURLEY
Investor & Brand Advisor
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Skateboarding Legend Nyjah Huston Becoming a...
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NYJAH HUSTON
Brand Advisor
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Invest in Elevate Money



Elevate Money - Not your average real estate investing platform

	Digital Access	Non Accredited	Diversified Portfolio	AUM Revenues	Boxabl Partnership	Real Estate API
Elevate Money	✓	✓	✓	✓	✓	✓
Blackstone		✓	✓	✓		
Fundrise	✓	✓	✓			
Cadre	✓					
Yieldstreet	✓					
Crowdstreet	✓					

Elevate manages its own Real Estate and generates 3X the revenues of marketplace platforms.

We aren't the only real estate investing platform, but we believe there is no other platform like Elevate Money.

Elevate Money is raising capital to invest in customer acquisition and product development to take advantage of our unique Boxabl partnership, and thereby grow our Future of Housing Fund. **We've already raised over $2M in this round**, but we built this platform for everyday investors and therefore decided to extend our capital raise and offer shares in Elevate Money itself to our community on the Wefunder platform

platform.


Invest In Elevate Money
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$1,631.41
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We invite you to join our team of visionaries and get in on the ground floor by investing in Elevate Money.

Elevate Money Press

https://www.benzinga.com/real-estate/23/05/32600493/the-company-that-built-elon-musks-tiny-home-is-partnering-with-this-fund-to-solve-the-affordable-hou

https://finance.yahoo.com/news/elevate-money-partner-boxabl-announces-140000776.html?guccounter=1

https://open.spotify.com/episode/7lJVv5qGgvlxIy9UUIQrK7?si=FoNRuFrnSPeiXmOW5dJfgw&context=spotify%3Ashow%3A66MECqGYR1OZPjCBcQp456&app_destination=copy-link&nd=1

https://www.benzinga.com/money/best-real-estate-crowdfunding-platforms

https://podcasts.apple.com/us/podcast/designing-a-wealth-building-platform-for-millennial/id1539979234?i=1000577190718

https://fintechly.com/technology/how-fintech-democratises-access-to-wealth-building/

https://www.globalbankingandfinance.com/why-reits-should-be-a-core-piece-of-your-investing-strategy/

https://www.prnewswire.com/news-releases/elevatemoney-names-former-cbre-exec-david-a-perduk-as-chief-investment-officer-301548378.html?tc=eml_cleartime

https://www.benzinga.com/pressreleases/22/03/n26142230/former-nfl-running-back-todd-gurley-joins-elevate-money-as-investor-and-strategic-advisor

https://www.cnbc.com/select/what-to-know-about-reits/

https://www.cnbc.com/select/how-ultra-wealthy-invest-going-into-2022/

https://www.businessinsider.com/personal-finance/passive-income-

budget-tips-2022-1